Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

November 10, 2009

H. Christopher Owings

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 3561

Washington, D.C. 20549

Re:

Bidgive International, Inc.

Preliminary Information Statement on Schedule 14C

Filed September 28, 2009

File No. 000-49999

Dear Mr. Owings:

On behalf of BidGive International, Inc., a Delaware corporation (the “Company”), enclosed please find our responses to your comment letter dated October 22, 2009.

Preliminary Information Statement on Schedule 14C

Current Information About the Company, page 4

Current Directors and Executive Officers, page 4

1.

Please describe the principal business of the corporations or other organizations listed in the biographical information of each of your directors and executive officers if not clear from the business name. Please also ensure that your disclosure includes a description of the business experience of each director and executive for the past five years, or clarify your disclosure by adding dates or the duration of employment. See Item 401(e) of Regulation S-K.

Response:  In response to comment 1, we have revised our disclosures under Current Directors and Executive Officers in our 14C Information Statement to include a description of the principal business of Benchmark Environmental Consultants in Kelly Walker’s biographical information.  Please note that we have also revised the Preliminary 14C to delete biographical information about 3 directors who have resigned.   These resignations were reported in a Current Report on Form 8-K, filed on November 4, 2009.

2.

Please describe Kelly Walker’s relationship with James P. Walker, Jr., if any.

Response:  In response to comment 2, we have revised our disclosures under Current Directors and Executive Officers in our 14C Information Statement to include the following information:

“James Walker is married to Kelly Walker.”

Security Ownership of Certain Beneficial Owners and Management, page 6

3.

Please include Kelly Walker in the table or advise. In this regard, we note that you aggregate the security ownership of Kelly Walker and James P. Walker, Jr. in the table on page 8.

Response:  In response to comment 3, we have revised our disclosure in our 14C Information Statement to include Kelly Walker in the table.

4.

Please clarify the disclosure in the table to indicate whether it includes shares each person has the right to acquire within 60 days. See Item 403 of Regulation S-K.

Response:  In response to comment 4, we have revised the disclosure in footnote 2 of the Beneficial Ownership table to indicate the number of shares which James Walker has the right to acquire within 60 days upon conversion of outstanding convertible promissory notes. .

Amendment to Articles of Incorporation to Increase Number of Authorized Shares of Common Stock, page 8

5.

We note that you seek to amend your articles of incorporation to increase your authorized shares from 30,000,000 to 160,000,000 of which 150,000,000 shares will be common stock and 10,000,000 shares will be preferred stock, Please revise to discuss the reason(s) why you believe this amount of shares is necessary.  In discussing your reasons, please explain the need to increase the authorized shares of your common stock in light of your simultaneous reverse stock split of your common stock as described in your information statement. See Item 1 of Schedule 14C and Item 11 of Schedule l4A. If the increase in authorized shares is to facilitate the acquisition of another company or assets, please expand your disclosure to discuss the terms of the acquisition. Alternatively, please affirmatively state that you have no such plans, proposals, or arrangements at this lime, written or otherwise, to issue any of the additional authorized shares of common stock.

Response:

In response to comment 5, we have revised our disclosure in our 14C Information Statement to include the following information:

“Our Board of Directors and the consenting majority shareholders have adopted and approved resolutions to amend the Articles of Incorporation to increase the total number of shares which the Company is authorized to issue from thirty million (30,000,000) shares to one hundred and sixty million (160,000,000) shares, of which one hundred and fifty million (150,000,000) shares shall be Common Stock, $0.001 par value, and ten million (10,000,000) shares shall be Preferred Stock, $0.001 par value (the “Amendment”).

The Board of Directors and the consenting majority shareholder believe that the Amendment, in conjunction with the reverse stock split (discussed below), are in the best interests of the Company and its stockholders, as both actions will provide the Company with additional shares of available common stock which may be utilized in pursuing potential future business transactions.  At this time, the Company does not have any plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares of common stock that are being created as a result of the Amendment and reverse stock split.  In the event that the Company were to pursue a business transaction that involved the issuance of additional shares of its common stock, this would dilute the holdings of current shareholders of the Company.

Furthermore, the Amendment and the reverse stock split could have an anti-takeover effect because additional authorized shares could be issued (within the limits imposed by applicable law) in one or more transactions that could make more difficult a change in control or takeover of the Company. Our Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company; neither the Amendment, nor the reverse stock split, were taken with the intent that they be utilized as a type of anti-takeover device.”

6.

Please augment your disclosure to indicate that increasing the amount of authorized shares could have the effect of delaying or preventing a change of control of you or management, and any other effects the proposed increase may have on current shareholders. Refer to SEC Release 34-15230.

Response:

Please refer to the response and updated disclosure under comment 5 above.

Reverse Stock Split, page 8

Material Terms of the One-For-Fifteen Reverse Stock Split, page 8

7.

Please discuss the reason you are recommending the reverse stock split. In this regard, note 5 to the financial statements of your Form l0-Q for the period ended June 30, 2009 states “[m]anagement feels that the related revenues from operations and reduction in expenses and overhead, including the lower costs with returning to operating as a private company, will provide the Company with sufficient working capital to allow it to continue as a going concern, however revenues must increase significantly for the Company to remain viable.” Please clarify whether the reverse stock split is the first step in a going private transaction.  If not, please affirmatively state that this is not a first step in a going private transaction and this action will not trigger your compliance with our going private rules. See Rule 13e-3 under the Exchange Act.

Response:  In response to comment 7, we have revised our disclosure in our 14C Information Statement to include the following information:

“Our Board of Directors and the consenting majority shareholders have adopted and approved resolutions to effect a one-for-fifteen (1-for-15) reverse stock split of the Company’s outstanding shares of common stock (the “Reverse Split”). The immediate effect of the Reverse Split will be to reduce the total number of outstanding shares of the Company’s common stock from 8,891,870 to approximately 592,791 shares presently issued and outstanding. The Reverse Split will affect all of the holders of all classes of the Company’s common stock uniformly and will not affect any stockholder’s percentage ownership interest in the Company or proportionate voting power, except for insignificant changes that will result from the rounding of fractional shares.

As noted above, the Board of Directors and the consenting majority shareholder believe that the reverse stock split, in conjunction with the Amendment, are in the best interests of the Company and its stockholders, as both actions will provide the Company with additional shares of available common stock which may be utilized in pursuing potential future business transactions.  At this time, the Company does not have any plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares of common stock that are being created as a result of the Amendment and reverse stock split.  In the event that the Company were to pursue a business transaction that involved the issuance of additional shares of its common stock, this would dilute the holdings of current shareholders of the Company.  The reverse stock split discussed herein is not a first step in a going private transaction and this action will not trigger the Company’s compliance with the Securities and Exchange Commission’s going private rules.”

8.

Please clarify the statement, “[a]ll share certificates which are in existence as of the close of business on the Effective Date,… shall,…,, represent one share of the Corporation’s common stock for each two shares…” given that you are proposing a one-for-fifteen stock split.

Response:  In response to comment 8, we have revised our disclosure in our 14C Information Statement to include the following information:

“All share certificates which are in existence as of the close of business on the Effective Date, representing issued and outstanding shares of common stock of the Corporation, shall, until surrendered to the Corporation's transfer agent for cancellation, represent one share of the Corporation’s common stock for each fifteen shares previously specified thereon.”

Additional Information, page 9

9.

Your Form 10-K was filed on April 16, 2009. Please correct the date reference.

Response:  In response to comment 9, we have revised our disclosure in our 14C Information Statement to clarify the date.

10.

Please clarify the parenthetical “except for certain exhibits thereto” or delete the phrase.

Response:  In response to comment 10, we have revised our disclosure in our 14C Information Statement to delete the parenthetical “(except for certain exhibits thereto)”.

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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